EXHIBIT 21

LIST OF SUBSIDIARIES

Name	Ownership %
Fulland, Limited, a Cayman Islands limited liability company, 100% owned	100%
Green Power Environment Technology (Shanghai) Co., Ltd., a wholly foreign-owned enterprise organized under the laws of the People’s Republic of China and wholly-owned by Fulland Limited	100%
Wuxi Fulland Wind Energy Equipment Co., Ltd., a wholly foreign-owned enterprise organized under the laws of the People’s Republic of China and wholly-owned by Fulland Limited	100%